UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

SPAN-AMERICA MEDICAL SYSTEMS, INC.

(Name of Subject Company)

SAVARIA (SC) INC.

SAVARIA CORPORATION

(Names of Filing Persons — Offeror)

Common Stock
(Title of Class of Securities)

846396109
(Cusip Number of Class of Securities)

Hélène Bernier

Savaria Corporation

4350 Highway 13

Laval, QB H7R 6E9
Tel: (450) 624-1851

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Christopher J. Cummings

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre, 77 King Street West, Suite 3100

Toronto, ON M5K 1J3

Tel: (416) 504-0520

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$81,686,475	$9,467.46

*	Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying (i) $29.00 (i.e., the per share tender offer price) by (ii) the sum of (x) 2,764,625 shares of Span-America Medical Systems, Inc. issued and outstanding and (y) 52,150 shares subject to issuance pursuant to stock options issued and outstanding pursuant to previous stock plans that have expired. The foregoing share figures have been provided by the issuer to the offerors and are as of May 1, 2017, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,467.46.	Filing Party:	Savaria Corporation and Savaria (SC) Inc.
Form or Registration No.:	Schedule TO.	Date Filed:	May 17, 2017.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2017 by (i) Savaria (SC) Inc., a South Carolina corporation (“Purchaser”) and an indirect wholly owned subsidiary of Savaria Corporation, an Alberta corporation (“Savaria”) and (ii) Savaria. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, no par value (the “Shares”), of Span-America Medical Systems, Inc., a South Carolina corporation (“Span-America”), at a price of $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 11. Additional Information

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by replacing the subsection entitled “Legal Proceedings” with the following text:

“Legal Proceedings

Between May 25, 2017 and May 31, 2017, three purported class action complaints related to the Offer and the other transactions contemplated by the Merger Agreement were filed in the United States District Court for the District of South Carolina, Greenville Division (collectively, the “Stockholder Actions”).

The first complaint, filed on May 25, 2017, is captioned Charles Porter v. Span-America Medical Systems, Inc., et al., Case No.: 6:17-cv-01357-MGL (the “Porter Complaint”). The Porter Complaint names as defendants Span-America and its directors. The Porter Complaint generally alleges that Span-America and its directors violated federal securities laws by failing to disclose material information in Span-America’s Schedule 14D-9. The Porter Complaint seeks, among other things, injunctive relief preventing the consummation of the Offer, damages and an award of plaintiffs’ expenses and attorneys’ fees.

The second complaint, filed on May 25, 2017, is captioned David Pill v. Span-America Medical Systems, Inc., et. al, Case No.: 6:17-cv-01375-MGL (the “Pill Complaint”). The Pill Complaint names as defendants Span-America, Span-America’s directors, Purchaser and Savaria. The Pill Complaint alleges, among other things, that Span-America’s directors breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize shareholder value and that Span-America, Span-America’s directors, Purchaser and Savaria violated federal securities laws by failing to disclose material information in Span-America’s Schedule 14D-9. The Pill Complaint further alleges that Purchaser and Savaria aided and abetted Span-America’s directors’ alleged breaches of their fiduciary duties. The Pill Complaint seeks, among other things, injunctive relief preventing the consummation of the Offer and the other transactions contemplated by the Merger Agreement, damages and an award of plaintiffs’ expenses and attorneys’ fees.

The third complaint, filed on May 26, 2017, is captioned Robert Berg v. Span-America Medical Systems, Inc., et al., Case No.: 6:17-cv-01399-MGL (the “Berg Complaint”). The Berg Complaint names as defendants Span-America, Span-America’s directors, Purchaser and Savaria. The Berg Complaint generally alleges that Span-America, Span-America’s directors, Purchaser and Savaria violated federal securities laws by failing to disclose material information in Span-America’s Schedule 14D-9. The Berg Complaint seeks, among other things, injunctive relief

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preventing the consummation of the Offer and the other transactions contemplated by the Merger Agreement, damages and an award of plaintiffs’ expenses and attorneys’ fees.

On May 26, 2017, the plaintiff in the Porter matter filed a motion seeking a temporary restraining order to prevent the consummation of the Offer and a motion for expedited discovery.

On May 26, 2017, the plaintiff in the Pill matter filed a motion seeking expedited discovery. By order dated May 30, 2017, the court granted the Pill plaintiff’s motion for expedited discovery.

Purchaser and Savaria believe that the Stockholder Actions lack merit and intend to vigorously defend them.

On June 2, 2017, Span-America disclosed certain additional information to the Schedule 14D-9 (the “Supplemental Disclosures”) (such disclosures being set forth in Amendment No. 2 to the Schedule 14D-9) in response to the Porter Complaint, the Pill Complaint and the Berg Complaint and solely for the purpose of mooting the allegations contained therein. As set forth in Amendment No. 2 to the Schedule 14D-9, Span-America denies the allegations of the complaints, denies any violations of law, and denies that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. As set forth in Amendment No. 2 to the Schedule 14D-9, Span-America has not admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. As set forth in Amendment No. 2 to the Schedule 14D-9, Span-America believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Savaria (SC) Inc.

By:	/s/ Marcel Bourassa
Name: Marcel Bourassa
Title: President

Savaria Corporation

By:	/s/ Marcel Bourassa
Name: Marcel Bourassa
Title: President and CEO

Date: June 2, 2017

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 17, 2017.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by Savaria Corporation on May 1, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Savaria Corporation on May 1, 2017).*
(b)	Commitment Letter dated as of May 1, 2017, among Savaria Corporation, National Bank of Canada and National Bank Financial Inc.*
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of May 1, 2017, among Savaria Corporation, Savaria (SC) Inc. and Span-America Medical Systems, Inc. (incorporated by reference to Exhibit 2.1 on the Current Report on Form 8-K filed by Span-America with the Securities and Exchange Commission on May 1, 2017).*
(d)(2)	Form of Tender and Support, dated as of May 1, 2017, by and among Savaria Corporation, Savaria (SC) Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 10.1 the Current Report on Form 8-K filed by Span-America with the Securities and Exchange Commission on May 1, 2017).*
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

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